UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number: 0-24532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLAG FINANCIAL CORPORATION

PROFIT SHARING THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLAG FINANCIAL CORPORATION

3475 PIEDMONT ROAD, N.E., SUITE 550

ATLANTA, GEORGIA 30305

Financial Statements and Exhibits

(a) Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2005.

(b) Exhibit

Not applicable.

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

By:	/s/ Larry Pitchford
Larry Pitchford
Senior Vice President

Dated: June 29, 2006

3

FLAG FINANCIAL CORPORATION

PROFIT SHARING THRIFT PLAN

Financial Statements

and Supplemental Schedules

December 31, 2005 and 2004

(with Independent Registered Public Accountants’ Report thereon)

4

Flag Financial Corporation

Profit Sharing Thrift Plan

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

(with Independent Registered

Public Accountants’

Report thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

Flag Financial Corporation Profit Sharing Thrift Plan

We have audited the accompanying statements of net assets available for plan benefits of Flag Financial Corporation Profit Sharing Thrift Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Flag Financial Corporation Profit Sharing Thrift Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2005, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

June 26, 2006

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Cash	$1,526	10,755
Investments in mutual funds	5,319,855	4,786,975
Common stock of Flag Financial Corporation	4,834,643	3,623,492
Contributions receivable	50,793	37,151

	$10,206,817	8,458,373

Liabilities and Net Assets Available for Plan Benefits
Liabilities consisting of administrative expenses payable	$1,488	35,152

Net assets available for plan benefits	10,205,329	8,423,221

	$10,206,817	8,458,373

See accompanying notes to financial statements and report of independent registered public accountants.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	$40,045
Net change in fair value of investments	880,638

Total investment income	920,683

Contributions:
Employee	977,364
Employer	605,024
Rollover	21,301

Total contributions	1,603,689

Total additions	2,524,372

Deductions from net assets attributed to:
Distributions to participants	764,674
Net reimbursement of administrative expenses by sponsor	(22,410)

Total deductions	742,264

Change in net assets available for plan benefits	1,782,108

Net assets available for plan benefits:
Beginning of period	8,423,221

End of period	$10,205,329

See accompanying notes to financial statements and report of independent registered public accountants.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements

(1)	Description of the Plan

General

The Flag Financial Corporation Profit Sharing Thrift Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Flag Financial Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Part-time employees must be at least 21 years old to participate in the Plan. There is not an age requirement for full-time employees. All of the Company’s full-time employees are eligible to participate in the Plan, and part-time employees are eligible after completing one year of service in which 1,000 hours are worked. Plan entry dates are January 1 and July 1. All investments are participant-directed and participants can invest in a single fund or may allocate their accounts among several funds. Participants can also periodically change their instructions concerning the allocation of their accounts. All contributions are allocated based on participant investment elections. The Plan’s investments are maintained on a pooled basis, and actual investment income is allocated to the participant accounts based on their relative account balance.

As further disclosed in Footnote 6, in January of 2006, the Plan was amended. As part of this amendment and restatement, the Plan name was changed to the Flag Financial Retirement Plan.

Contributions

Eligible employees may make contributions to the Plan from 1% to 100% of their annual compensation, subject to certain Internal Revenue Code limitations. The Company makes matching contributions equal to the participant’s contribution up to 5% of their annual salary. The Company may also make discretionary contributions (profit sharing contributions). Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings or losses. The benefit to which a participant is entitled is the vested balance in the participant’s account. The Company’s contributions are allocated among participants based on the ratio of the participant’s base salary to total participants’ base salary.

Vesting

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. The Plan provides for vesting of profit sharing contributions as follows:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her vested account balance in a lump-sum distribution or in installments. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who are terminated for reasons other than retirement, death disability are entitled to receive only the vested portion of their accounts. The Plan also allows for certain hardship withdrawals prior to termination of employment. Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each bears to total compensation of all active participants during the year.

Administrative Expenses

During 2005, the Company elected to fund the administrative expenses of the Plan, as is permitted by the Plan document.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by any termination will immediately become fully vested in their accounts.

Forfeited Accounts

At December 31, 2005, forfeited nonvested accounts totaled $13,832.37. These accounts will be used to pay plan expenses.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect those financial statements and disclosures. Actual results could differ from those estimates.

Investments

The investments in funds are recorded at fair value as determined by quoted market prices of the underlying assets at the statement date. Investments in insurance company deposit administration contracts (guaranteed investment contracts or GICs) are reported at contract value as determined by the insurance company if the contract is fully benefit responsible or otherwise at fair value.

The change in fair value of plan assets is determined by the changes in fair value during the period for assets held the entire period, the difference between acquisition cost and fair value at period end for assets purchased during the period, and the difference between selling price and fair value or cost for those assets sold during the period.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact upon the plan’s financial statements upon adoption.

(3)	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

2005
Moderate Growth Portfolio	$1,215,641
Wealth Building Portfolio	1,667,190
Aggressive Appreciation Portfolio	859,415
Flag Financial Corporation Common Stock	4,834,643

2004
Moderate Growth Portfolio	$1,316,590
Wealth Building Portfolio	1,411,350
Aggressive Appreciation Portfolio	777,107
Flag Financial Corporation Common Stock	3,623,492

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements, continued

(3)	Investments, continued

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $880,638, as follows:

Mutual Funds	$370,612
Common Stock	510,026

$880,638

The plan has a deposit administration contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the Plan’s deposits in an allocated fund, to which it adds interest at the contract rate (4.00% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005, was 3.91%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by MetLife. The fair value of the investment is not materially different from its contract value.

(4)	Tax Status

The Plan received a determination letter dated November 8, 2002, in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Subsequent Events

Plan Amendment

The Plan was amended on January 1, 2006, to include the merger of the plan of First Capital Bancorp into the Plan. Also effective January 1, 2006, the name of the Plan was changed from Flag Financial Profit Sharing Thrift Plan to Flag Financial Retirement Plan. Additionally, the vesting period of the employer matching funds was extended from immediate vesting to cliff vesting after three years and the plan entry dates were changed from January 1st or July 1st to the first day of any month following thirty days of employment.

Change in Trustees

The Plan changed its trustee from Reliance Trust and its record keeper from DailyAccess.com to Principal Financial Group, which will perform both functions, effective January 1, 2006.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Schedule of Assets Held for Investment Purposes

EIN: 58-2094179

Plan Number: 004

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Reliance Trust Company	American Funds Cash Management	N/A	$377,915
	Reliance Trust Company	Wells Fargo Corporate Bond Fund	N/A	13,317
	Reliance Trust Company	Fidelity Advisor Short Fixed Income Fund	N/A	15,981
	Reliance Trust Company	John Hancock Sovereign Bond Fund	N/A	41,373
	Reliance Trust Company	AIM Small Cap Growth Fund	N/A	77,738
	Reliance Trust Company	EuroPacific Growth Fund	N/A	72,304
	Reliance Trust Company	American Funds Growth Fund	N/A	165,584
	Reliance Trust Company	MFS Equity Income (Value) Fund	N/A	116,999
	Reliance Trust Company	Oppenheimer Global Fund	N/A	118,093
	Reliance Trust Company	Van Kampen Growth & Income Fund	N/A	3,640
	Reliance Trust Company	Capital Preservation Portfolio	N/A	399,129
	Reliance Trust Company	Moderate Growth Portfolio	N/A	1,215,641
	Reliance Trust Company	Wealth Building Portfolio	N/A	1,667,190
	Reliance Trust Company	Aggressive Appreciation Portfolio	N/A	859,415
	Reliance Trust Company	MetLife Ins. Co. Prods	N/A	91,715
	Reliance Trust Company	Alliance Corporate Portfolio	N/A	2,083
	Reliance Trust Company	Columbia Acorn Fund	N/A	81,738

*	Flag Financial Corporation	Shares of $1 par value common stock	N/A	4,834,643
___________
* Party in interest			TOTAL	10,154,498